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                                                                  EXHIBIT (a)(4)


News Release                                Alliance Capital


FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056


        ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.
          ANNOUNCES COMMENCEMENT OF TENDER OFFER
        ------------------------------------------

         NEW YORK, NY December 9, 1997 -- Alliance World Dollar Government Fund, Inc. (NYSE: AWG) (the "Fund") announced today that the Fund will commence a tender offer on December 10, 1997 for 1,297,906 shares of its common stock representing approximately 15% of the Fund's outstanding shares. The offer is for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date the offer expires. On December 5, 1997, the net asset value of a share of the Fund was $17.29 per share and the per share market price on the NYSE was $16.68 representing a 3.48% discount from net asset value. The offer will expire at 12:00 Midnight Eastern Time on January 8, 1998, unless extended. The offer is in fulfillment of an undertaking regarding the possibility of a tender offer to commence in 1997 disclosed in the prospectus for the Fund's initial public offering in October 1992.

         The terms and conditions of the offer are set forth in the Fund's Offer to Purchase dated December 10, 1997 and the related Letter of Transmittal. A copy of these documents may be obtained from, and questions and requests for assistance should be directed to, the Depositary, BankBoston, N.A., Corporate Reorganization, P.O. Box 9061, Boston, Massachusetts 02205-8686, or by calling (800) 331-1710.

         The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund has current net assets of approximately $149.6 million and seeks high current income from investment in debt obligations
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denominated in U.S. dollars of countries with emerging
economies whose recent interest rates are higher than those of the United States.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, N.Y. 10105 made only by the Offer to Purchase and the related Letter of Transmittal. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.




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